SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

Palo Alto Networks, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

697435105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 697435105	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XI Limited Partnership (EIN 04-3545955)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -12,071,776-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -12,071,776-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -12,071,776-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 17.64%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 697435105	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XI-A Limited Partnership (EIN 04-3545959)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -336,309-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -336,309-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -336,309-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.49%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 697435105	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Greylock XI GP Limited Partnership (EIN 04-3545953)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -12,408,085-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -12,408,085-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -12,408,085-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.13%
12.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 697435105	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William W. Helman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -163,374-
	6.	Shared Voting Power -12,408,085-
	7.	Sole Dispositive Power -163,374-
	8.	Shared Dispositive Power -12,408,085-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -12,571,459-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.36%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 697435105	Page 6 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aneel Bhusri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -49,633-
	6.	Shared Voting Power -12,408,085-
	7.	Sole Dispositive Power -49,633-
	8.	Shared Dispositive Power -12,408,085-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -12,457,718-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 18.19%
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 697435105	Page 7 of 11

Item 1(a)	Name of Issuer:

Palo Alto Networks, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

3300 Olcott Street

Santa Clara, CA 95054

Item 2(a)	Name of Person Filing:

The reporting persons are:

Greylock XI Limited Partnership (“GXILP”).

Greylock XI-A Limited Partnership (“GXIALP”).

Greylock XI GP Limited Partnership (“GXIGPLP”), the General Partner of GXILP and GXIALP.

William W. Helman, a Managing General Partner of GXIGPLP.

Aneel Bhusri, a Managing General Partner of GXIGPLP.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o Greylock Management Corporation

One Brattle Square

#4

Cambridge, MA 02138

Item 2(c)	Citizenship:

GXILP                Delaware limited partnership

GXIALP             Delaware limited partnership

GXIGPLP           Delaware limited partnership

Mr. Helman        U.S. citizen

Mr. Bhusri          U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Palo Alto Networks, Inc.

Item 2(e)	CUSIP Number:

697435105

Item 3	Description of Person Filing:

Not applicable.

SCHEDULE 13G

CUSIP No. 697435105	Page 8 of 11

Item 4	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2012: (i) GXILP was the record holder of 12,071,776 shares of Common Stock (the “GXILP Shares”); and (ii) GXIALP was the record holder of 336,309 shares of Common Stock (the “GXIALP Shares”); together with the GXILP shares (the “Record Shares”).

GXIGPLP, as the general partner of GXILP and GXIALP, may be deemed to own beneficially the Record Shares.

Mr. Helman as a Managing General Partner of GXIGPLP, may be deemed to beneficially own the Record Shares. Mr. Helman may also be deemed to beneficially own 163,374 shares of Common Stock held of record by Greylock XI Principals LLC, as nominee on behalf of Mr. Helman.

Mr. Bhusri as a Managing General Partner of GXIGPLP, may be deemed to beneficially own the Record Shares. Mr. Bhusri may also be deemed to beneficially own 49,633 shares of Common Stock held of record by Greylock XI Principals LLC, as nominee on behalf of Mr. Bhusri.

(b)	Percent of Class:

GXILP:	17.64%
GXIALP:	0.49%
GXIGPLP:	16.13%
Mr. Helman:	18.36%
Mr. Bhusri:	18.19%

The ownership percentages above are based on an aggregate of 68,450,201 shares of Common Stock outstanding as of November 30, 2012 as reported in the issuer’s Form 10-Q for the quarter ended October 31, 2012.

(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person	(i)	(ii)	(iii)	(iv)
GXILP	0	12,071,776	0	12,071,776
GXIALP	0	336,309	0	336,309
GXIGPLP	0	12,408,085	0	12,408,085
William. W. Helman	163,374	12,408,085	163,374	12,408,085
Aneel Bhusri	49,633	12,408,085	49,633	12,408,085

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

SCHEDULE 13G

CUSIP No. 697435105	Page 9 of 11

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SCHEDULE 13G

CUSIP No. 697435105	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2013.

GREYLOCK XI GP LIMITED PARTNERSHIP

By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

GREYLOCK XI-A LIMITED PARTNERSHIP

By:	Greylock XI GP Limited Partnership
General Partner

	By:	/s/ Aneel Bhusri
Aneel Bhusri, Managing Partner

	By:	/s/ William W. Helman
William W. Helman, Managing Partner

/s/ William W. Helman
William W. Helman

/s/ Aneel Bhusri
Aneel Bhusri